Exhibit 13(a)(4)(i) to Form N-CSR

Change in Registrant’s Independent Public Accountant

On June 9, 2020, Ernst & Young LLP (“E&Y”) resigned as the independent registered public accounting firm to the Trust. The Audit Committee of the Trust’s Board of Trustees approved the decision to change the independent registered public accounting firm. E&Y’s reports on the Trust’s financial statements for the fiscal periods ended June 30, 2019 and June 30, 2018 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the Trust’s fiscal periods ended June 30, 2019 and June 30, 2018 and the subsequent interim period through June 9, 2020, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Trust’s financial statements for such periods, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Audit Committee of the Trust’s Board of Trustees approved the engagement of Tait, Weller and Baker LLP (“Tait Weller”) as the Trust’s independent registered public accounting firm for the fiscal year ending June 30, 2020. The selection of Tait Weller does not reflect any disagreements with or dissatisfaction by the Trust or the Board of Trustees with the performance of the Trust’s prior independent registered public accounting firm, E&Y. During the Trust’s fiscal periods ended June 30, 2019 and June 30, 2018, and the subsequent interim period through June 9, 2020, neither the Trust, nor anyone on its behalf, consulted with Tait Weller on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Trust requested EY to furnish it with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements contained above. A copy of that letter is attached hereto as Exhibit 13(a)(4)(ii).

Exhibit 13(a)(4)(ii)

August 26, 2020

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 13(a)(4)(i) of Form N-CSR, dated June 30, 2020 of CRM Mutual Fund Trust and are in agreement with the statements contained in the first paragraph in Exhibit 13(a)(4)(i) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania